Exhibit 1.01 Conflict Minerals Report of Cohu, Inc.

This report for the twelve months ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934.

Forward Looking Statements

This Form SD contains certain forward-looking statements relating to due diligence and compliance process improvements. Such forward-looking statements are based on management’s current expectations and beliefs and are not a guarantee of future performance and are subject to a number of uncertainties and other factors primarily whether industry organizations and initiatives such as the Electronic Industry Citizenship Coalition (“EICC”) and Conflict-Free Sourcing Initiative (“CSFI”) remain effective as a recognized source of external support in the conflict minerals compliance process. Such risks and uncertainties may be outside of management’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein and we undertake no obligation to publicly update any forward-looking statements.

Background

In 2010, the United States Congress enacted Section 1502 of the Dodd Frank Financial Reform Act (the “Act”), which issued rules requiring certain companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Under the Act, those minerals include tantalum, tin, gold and tungsten (3TG) and herein are referred to as “Conflict Minerals”.

Congress enacted this legislation because of concerns that the exploitation and trade of Conflict Minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region and surrounding areas (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) and is contributing to a humanitarian crisis.

Adherence to the Law

Cohu, Inc. (“Cohu”, “we”, “our” and “us”) is committed to sourcing components and materials from companies that share our values regarding respect for human rights and integrity. Environmental responsibility involves taking responsible steps to ensure that the raw materials, components and sub-assemblies we receive from our supply chain are responsibly sourced. We will not support any vendor or other entity in our supply chain that extracts or transports materials defined as Conflict Minerals and uses the resulting financial or other resources to fund or support conflict in the DRC or any other country that could potentially contribute to human rights violations.

Cohu has adopted and published a policy on Conflict Minerals and a supplier code of conduct, which are publicly available on our website at www.cohu.com/about/responsibility. Since the adoption of the Act, we have worked to strengthen our engagement with our suppliers through the adoption of the supplier code of conduct and by incorporating portions of the code of conduct into contracts with our suppliers. In summary, Cohu expects all vendors and suppliers to:

•	Purchase materials from legitimate sources not involved in funding conflict in the DRC and surrounding areas.

•	Avoid the use of Conflict Minerals which may directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

•	Confirm that all Conflict Minerals purchased are conflict-free, based on personal knowledge and / or written guarantees provided by the supplier.

•	Cooperate with our due diligence process that was established to comply with the Act.

Our Company and Products

Cohu has two reportable segments, semiconductor equipment and mobile microwave communications systems. Cohu’s Semiconductor Equipment Group (“SEG”), encompasses Cohu’s wholly owned subsidiaries Delta Design, Inc. (“Delta”), Rasco GmbH (“Rasco”) and Ismeca Semiconductor Holding SA (“Ismeca”). Delta

develops, manufactures and sells pick-and-place semiconductor test handling equipment and thermal sub-systems to semiconductor manufacturers and test subcontractors throughout the world. Rasco develops, manufactures and sells gravity-feed and test-in-strip semiconductor test handling equipment and micro-electro-mechanical systems (MEMS) test modules used in final test operations by semiconductor manufacturers and test subcontractors. Ismeca, designs, manufactures and sells turret-based test handling and “back-end” finishing equipment for integrated circuits, light emitting diodes (LED) and discrete components used by semiconductor manufacturers and test subcontractors throughout the world in assembly and packaging of devices.

Our microwave communications systems segment is comprised of our wholly owned subsidiary Broadcast Microwave Services, Inc. (“BMS”). BMS develops, manufactures and sells mobile microwave communications equipment to government agencies, law enforcement and public safety organizations, unmanned aerial vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities.

Like other companies in the semiconductor and electronics industries, we have a complex globally dispersed supply chain with multiple tiers of suppliers between Cohu and the actual mining of the Conflict Minerals used in our products. We do not directly purchase these minerals, nor do we have any direct relationship with mines or smelters that process these minerals. Therefore, we must rely on the good faith efforts of our suppliers and component manufacturers, including sub-tier suppliers, to provide us with information on the origin of the materials contained in our products and product components.

Pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to make certain inquires and perform certain due diligence with respect to any conflict minerals (as defined in Item 1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries. Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Cohu is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, we did not obtain an independent private sector audit of this Conflict Minerals Report as required by Item 1.01(c)(1)(ii) of Form SD promulgated under the Rule since this report falls within the temporary period specified in Instruction 2 to Item 1.01 of Form SD, in accordance with Item 1.01(c)(1)(iv) of Form SD.

Due Diligence Process

For the current reporting period we conducted a Reasonable Country of Origin Inquiry (“RCOI”), regarding those materials and parts provided by our suppliers. Our products, like virtually all companies in the semiconductor and electronics industries, contain various metals, including tantalum, tin, tungsten and gold, which originate in mines around the world. The first step of our internal due diligence over our supply chain was to evaluate our products, as described above, to determine if they contain any Conflict Minerals that are necessary to the product’s functionality. After determining that certain of our products contained Conflict Minerals necessary to the product’s functionality we moved to step two of our internal due diligence process, which involved reviewing our list of suppliers that provide us with those items identified as containing Conflict Minerals and utilized a standardized supplier survey in an effort to understand and evaluate the source and chain of custody of the materials provided. Our survey is based on the standardized reporting template developed by the EICC and we have sent the survey for completion to all of our manufacturing partners and component suppliers. The primary purpose of the survey was to determine the source of the identified Conflict Minerals, including the country of origin, location of the mine or the smelter from which the materials were produced, or determine if the materials originated from scrap or recycled sources. In the future, our goal is to require that suppliers to Cohu provide completed EICC declarations evidencing such supplier’s commitment to becoming conflict-free and documenting countries of origin for the Conflict Minerals that it purchases.

During 2014, we established an internal conflict minerals compliance team to support our supply chain due diligence. This internal conflict minerals compliance team included appropriate employees within our quality, supply chain, finance and operations departments. Regular reports of our compliance progress generated by our internal conflict minerals compliance team and are provided to members of Cohu’s senior management team. Our internal conflict minerals compliance team categorized our suppliers into three types: manufacturing partners; component suppliers; and logistics and service providers. For purposes of our current year RCOI logistics and service providers were excluded as we concluded that they do not provide Cohu with any materials within the scope of the Act. Subsequently, as it relates to our manufacturing partners and components suppliers surveyed (collectively referred to as “in-scope suppliers”) our RCOI due diligence performed were conducted per guidelines fostered by the EICC and Global e-Sustainability Initiative (“GeSI”) as follows:

•	We defined our supply chain due diligence scope of work to include our existing component suppliers and outsourced manufacturing partners that provide products and components that contain one or more Conflict Minerals.

•	We utilized the approved conflict minerals reporting template, standardized by the EICC to collect material sourcing information from our suppliers to identify whether (i) Conflict Minerals sourced by our suppliers originated in the DRC and (ii) whether or not smelters used by our suppliers (or our supplier’s suppliers) have been validated as compliant in accordance with the Conflict Free Smelter Program (“CFSP”).

•	We employed an application to collect, manage and aggregate the data reported in the templates received from our suppliers and reported the results to senior management.

•	We used the due diligence framework advocated by the Organization for Economic Co-operation and Development (“OECD”) and, among other actions, implemented the guidance of the OECD as it pertains to Conflict Minerals sourcing.

•	We cross referenced the smelter information provided by our supply chain against the Conflict Free Smelter List provided through the CFSI to validate our supplier conformance. This Conflict Free Smelter List was developed for verification of those smelters that are compliant with the CFSP in accordance with the OECD and have been subject to an independent third party audit to assess whether the smelter entity employed policies, practices, and procedures to source conflict free minerals.

•	We developed a date and version controlled document and conflict minerals audit checklist for use in auditing our major suppliers of Conflict Minerals and have incorporated this checklist into our ongoing supplier audit process.

There are inherent limitations of due diligence. Cohu is an indirect purchaser of Conflict Minerals and our due diligence measures provide reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals we utilize. As we do not have a direct relationship with smelters and refineries, we rely on the good faith efforts our suppliers to provide us with up-to-date and accurate smelter and refinery sourcing information. In turn, our suppliers seek similar information within their own supply chains to identify the original sources of Conflict Minerals and such sources of information may produce inaccurate or incomplete information. The adoption and utilization of the industry standard templates, tools and auditing program aids us in establishing consistency and transparency throughout our supply chain. Currently, we are working with CFSI’s member companies and our in-scope suppliers in an effort to collaboratively verify status of the identified facilities.

As of the date of this report, we have only received declarations from approximately 70% of our in-scope suppliers using the EICC conflict minerals reporting template. Through review of the declarations received to-date we have determined that the majority of the respondents have identified facilities included on the Conflict Free Smelter List. We will continue to work with our in-scope suppliers and analyze the information they provide as they respond, however, as of the date of this report we are currently unable to determine if the Conflict Minerals contained in our products did not originate in the DRC.

Identified 3TG Sourcing Information

Based on the results of our due diligence procedures described above, the table below sets forth a summary of Conflict Minerals and countries of origin information collected as a result of our RCOI efforts for the current reporting period.

Conflict Mineral	Countries of origin and other sources may include:
Gold	Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Germany, Hong Kong, India, Indonesia, Italy, Japan, Kazakhstan, Korea, Kyrgyzstan, Mexico, Netherlands, Peru, Philippines, Russian Federation, Saudi Arabia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States

Tin	Belgium, Bolivia, Brazil, China, Czech Republic, Germany, Hong Kong, Indonesia, Japan, Korea, Malaysia, Peru, Philippines, Poland, Russian Federation, Taiwan, Thailand, United States

Tantalum	Australia, Brazil, Canada, Austria, China, Estonia, Ethiopia, Germany, India, Japan, Kazakhstan, Korea, Mozambique, Russian Federation, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam

Tungsten	Australia, Belgium, China, Canada, France, Germany, Hong Kong, India, Indonesia, Japan, Korea, Peru, Russian Federation, Singapore, Spain, Sweden, Taiwan, United Kingdom, United States, Vietnam

Cohu is committed to sourcing materials from conflict free sources and we will continue to improve our compliance processes and procedures to mitigate the risk of exposure to Conflict Minerals from the DRC and surrounding areas. In particular, we have taken the following steps to continually improve our due diligence processes:

•	We continue to incorporate Conflict Minerals compliance requirements into our supplier contracts, performance review and retention process and require that all new suppliers be able to provide us with their Conflict Minerals Compliance status during the supplier on-boarding qualification process.

•	We are integrating specific requirements and checkpoints with regard to Conflict Minerals into our business processes for new product development, existing product enhancement and change management.

•	We are establishing a compliance and escalation process, including a “red flag” identification and resolution process to provide management with additional risk monitoring and mitigation. The “red flag” process would be applied to a supplier who reports having obtained materials from the DRC and will involve placing the supplier on notice for corrective action and/or potentially re-sourcing the offending component from a non-DRC source.

Additionally, we will continue to support, promote and will rely on industry initiatives, such as the EICC/GeSI CFSP, to validate that the minerals used in our products are not contributing to human rights violations.

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